NEWS RELEASE	ELD No. 12-18
TSX: ELD NYSE: EGO ASX: EAU	July 4, 2012

Eldorado Gold Corporation

Court Decision Provisionally Suspends Tree Cutting in Halkidiki, Greece

Vancouver, British Columbia  –  Eldorado Gold Corporation (“Eldorado”, “the Company”, or “we”) today announced the Council of State of Greece – the country’s Supreme Administrative Court - issued a “Provisional Order” on June 29, 2012 suspending any intervention in a forest area in Halkidiki owned by Hellas Gold S.A. (“Hellas Gold”), a 95% owned subsidiary of Eldorado in Greece.  Hellas Gold has a 100% interest in the Stratoni Mine, as well as the Olympias and Skouries projects in the Halkidiki region of northern Greece.

On May 28, 2012 a lawsuit was filed before the Council of State challenging the legality of the decision #7633/29-3-2012 of the Secretary General of the Decentralized Administration of Macedonia-Thrace, which gave Hellas Gold the right to acquire the forest land necessary for the development of its projects in Halkidiki (as per the Environment Impact Assessment approved by the Ministry of Environment, Energy and Climate Change and four other Ministries of Greece in 2011). A court hearing to discuss this lawsuit has been scheduled for the end of the fourth quarter of 2012.

On June 27, 2012 the plaintiffs filed before the Council of State a petition for suspension aimed at preventing the cutting of trees on the forest land acquired by Hellas Gold. On June 29, 2012 the President of the Fifth Section of the Council of State issued the above mentioned Provisional Order.  The Provisional Order states the order “is valid until the issuance of a decision by the Committee of Suspensions on the pending petition for suspension”.

The Provisional Order prevents Hellas Gold from continuing with tree cutting activities at the Skouries project and in certain areas of Stratoni.  The other operational, development and exploration activities of Hellas Gold at the Stratoni Mine, Olympias, Skouries and Piavitsa Projects remain unaffected and will continue to advance according to plan. The Provisional Order does not provide any specific reason for the temporary suspension of the tree cutting activities.

Hellas Gold is preparing - together with the office of the Secretary General of the Decentralized Administration of Macedonia-Thrace, the forestry authorities, and the Ministry of Environment, Energy and Climate Change of Greece - all of the documentation required to demonstrate to the Council of State that the Company is in possession of all the permits required to legally continue with its tree cutting activities in Halkidiki.  Once this documentation is filed before the Council of State the Company expects the Provisional Order to be revoked.

“The timing for the revocation cannot be precisely determined at the present time, however, the Company expects the Council of State to issue a positive decision on this  matter within the next two to four weeks,” stated Paul N. Wright, Chief Executive Officer.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, the Court Decision Provisionally Suspends Tree Cutting in Halkidiki, Greece.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo

Eldorado Gold Corporation

1188, 550 Burrard Street

Phone: 604.601.6679 or 1.888.353.8166

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

www.eldoradogold.com

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